Prospectus Supplement No. 16	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 15, 2022)	Registration Statement No. 333-264363

STARRY GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 15, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264363), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are currently trading on the OTC Markets (“OTC”) under the symbol “STRY.” On January 12, 2023, the closing sale price of our Class A common stock was $0.041 per share. Our warrants are currently trading on the OTC under the symbol “STRYW.” On January 6, 2023, the closing sale price of our warrants was $0.01 per warrant.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2023

STARRY GROUP HOLDINGS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-41336	87-4759355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

38 Chauncy Street, Suite 200 Boston, MA		02111
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 861-8300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed, on August 8, 2022, Starry Group Holdings, Inc. (the “Company”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with CF Principal Investments LLC (“CFPI”), an entity affiliated with Cantor Fitzgerald & Co., pursuant to which the Company had the right from time to time, at its option, to sell to CFPI up to the lesser of (i) $100 million in aggregate gross purchase price of newly issued shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) and (ii) the Exchange Cap (as defined in the Purchase Agreement), subject to certain conditions and limitations set forth in the Purchase Agreement. In accordance with the Purchase Agreement, the Company registered 33,000,000 shares of Class A Common Stock under Registration Statement on Form S-1 with the Securities and Exchange Commission (the “SEC”), which was declared effective on September 16, 2022 (File No. 333-267057), as amended by Amendment No. 1 on Form S-1 filed on September 6, 2022 (the “Registration Statement”), and subject to the limitations thereof.

As previously disclosed, on December 30, 2022, the New York Stock Exchange filed a notification of removal from listing on Form 25 with the SEC with respect to the delisting of the Class A Common Stock and warrants to purchase shares of Class A Common Stock, which became effective on January 9, 2023. In connection with the delisting, the Purchase Agreement automatically terminated pursuant to Section 8.1(iii) of the Purchase Agreement. Prior to termination, no sales had been made under the Purchase Agreement. As a result of the termination of the Purchase Agreement, the Company will not offer or sell any additional shares under the Purchase Agreement.

As a result of the termination, the Purchase Agreement is of no further force and effect, with the exception of (i) the provisions in Article IX (Indemnification), Article X (Miscellaneous and Article VIII (Termination), which shall remain in full force and effect indefinitely notwithstanding such termination and (ii) to the extent CFPI owns any shares of Class A Common Stock purchased pursuant to the Purchase Agreement, the covenants and agreements of the Company contained in Article V (Representations, Warranties and Covenants of the Company) and Article VI (Additional Covenants), each of which shall remain in full force for a period of 30 days following termination of the Purchase Agreement in accordance with their respective terms.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 10.34 to the Registration Statement, filed with the SEC on August 25, 2022.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Starry Group Holdings, Inc.

Date: January 13, 2023	By:	/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: Chief Executive Officer